

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2012

Via E-mail
Su Zhi Dai
President, Treasurer and Secretary
Global Seed Inc.
2386 Diary Ashford, Suite 502
Houston, TX 77077

> **Re:** **Global Seed Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 26, 2012**
> **File No. 333-177157**

Dear Mr. Dai:

We have reviewed your responses to the comments in our letter dated January 4, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Cover Page

1. Please revise to clarify that your common stock may never be quoted on the OTCBB.

Prospectus Summary and Risk Factors, page 5

Our Products and Services, page 5

2. Please reconcile your disclosure on page 5 that "your advertisers have already deposited $3,300 advertising fees with [you]" with your disclosure on page 5 that as of December 31, 2011 you have not generated any revenue. In addition, please reconcile your disclosure on page 5 that "your advertisers have already deposited $3,300 advertising fees with [you]" with your disclosure on page 15 that they have "already deposited $6,300 advertising fees with [you]."

Marketing and Promotion Strategies, page 16

3. We note your response to our prior comment 5 that your believe that well over 70% of Chinese-Americans in Houston, Texas can read Chinese. Please tell us the basis of your belief.

Revenue and Break-Even Analysis, page 17

4. We note your disclosure that you estimate that if you earn a total of $4,800 in monthly revenue that the journal will begin earning profits. However, it appears that you will have at least $4,800 in monthly costs. Please revise or advise. In addition, please tell us the basis for the estimates of your monthly expenses.

Business Strategies, page 18

5. We note your response to our prior comment 9 and reissue. Please revise to address the uncertainties associated with attempting to gain market share by charging a fixed amount less than your competitors, particularly given that there are likely many differences in the area of distribution size, brand awareness, target markets, frequency of publication, among others. In addition, please revise to clarify that you will also compete with other advertisers, including English language journals and newspapers.

Plan of Operations, page 21

6. We note your response to our prior comment 13. Please revise to disclosure any "fund raising activities" you are currently engaged in or plan to begin.

Printing and Publishing, page 21

7. Please reconcile your disclosure on page 21 that "[you] have several journalists and writers who [have] done work for you in the past" with your disclosure on the same page that you will not begin publishing your journal until March 31, 2012.

Financial Statements, pages F-3 and F-4

8. Please delete the three months ended December 31, 2011 and 2010 statements of operations, as they are not required in the Form S-1. In addition, please also include the unaudited 2010 interim period from July 13, 2010 (Inception) through December 31, 2010 alongside your unaudited interim statement of operations for the six month period ended December 31, 2011 in accordance with Rule 8-03 of Regulation S-X.

9. Please also furnish the separate audited statements of operations, cash flows and stockholders' equity for the 2011 fiscal year end period from July 13, 2010 (Inception) through June 30, 2011 covered by the auditor's report. Please refer to Rules 8-02 and 8-03 of Regulation S-X, accordingly.

Note 2 – Summary of Significant Accounting Policies, page F-5

10. Please delete the second Revenue Recognition policy as the first revenue recognition policy shown is more specific to your planned revenue producing operations.

Note 6 – Reclassification, page F-10

11. Please delete this note disclosure, as the stock subscription receivable is appropriately reflected on the June 30, 2011 balance sheet.

Age of Financial Statements

12. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Accountants' Consent

13. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

14. Please revise the disclosure in the first paragraph to indicate that the auditors' report is dated September 30, 2011 rather than December 31, 2011. In addition, please also ensure in the first paragraph of the auditors' consent that the appropriate amendment number to the Registration Statement on Form S-1 is listed. In this regard, the auditors' consent dated January 26, 2012, had referenced amendment (2) rather than amendment (3).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: <u>Via E-mail</u>
        Kristie L. Lewis, Esq.